Exhibit 4.2
Dividend
Reinvestment
Plan

Table of Contents

Summary	1

Questions and Answers	2

Dividend Reinvestment Plan	5

1. The Plan	5

2. Eligibility	5

3. How the Plan Works	5

4. How to Enroll	6

5. Certain Limitations	7

6. Statements of Account	8

7. Certificates for Shares	8

8. Termination of Participation	8

9. Voting of Shares Held under the Plan	9

10. Stock Dividends and Stock Splits	9

11. Rights Offerings	9

12. Death or Incompetence of a Participant	9

13. Amendment, Suspension or Termination of the Plan	9

14. Notices	10

15. Income Tax Considerations Relating to the Plan	10

16. Administration	13

17. Liability of the Company and the Agent	13

18. Governing Law	18

19. Effective Date	18

Brookfield Properties Corporation
Dividend Reinvestment Plan
Summary
The following describes the Dividend Reinvestment Plan of Brookfield Properties Corporation which became effective on May 12, 2009. For further details, please read the full text of the Plan as well as the questions and answers that follow. Shareholders should consult their tax advisers about the tax consequences which will result from their participation in the Plan.
The Dividend Reinvestment Plan is a convenient and cost-effective way to increase your investment in Brookfield Properties Corporation.
You have the option of either receiving cash dividends or automatically reinvesting all or a portion of your cash dividends in our common shares.
The Plan helps you increase your investment in our common shares by offering you convenience:
•	Dividends are reinvested automatically

•	Your investment in our common shares is administered for you

•	You receive regular statements and income
tax slips and attractive cost savings:
• •	No brokerage commissions No service charges

Brookfield Properties Corporation
Dividend Reinvestment Plan
Questions And Answers
What is the Dividend Reinvestment Plan?
The Dividend Reinvestment Plan (the “Plan”) of Brookfield Properties Corporation (the “company”) enables holders of the company’s common shares (“common shares”) who are residents of Canada or the United States to acquire additional common shares by reinvesting their cash dividends.
What are the advantages of the Plan?
As common shares acquired under the Plan are treasury shares purchased directly from the company, participants in the Plan (“participants”) do not pay brokerage commissions or service charges of any kind. All administrative costs of the Plan are borne by the company.
Full investment of all cash dividends is possible since fractional shares will be credited to a participant’s account.
Who is eligible to participate?
Any registered or beneficial holder of common shares who is a resident of Canada or the United States may participate in the Plan.
How does an eligible shareholder become a participant in the Plan?
A registered shareholder may enroll in the Plan by completing the attached participation form and returning it to CIBC Mellon Trust Company (the “Agent”). A completed participation form must be received by the Agent no later than five business days prior to the record date for any cash dividend (which will usually be the first business day of the month in which the dividend is payable) in order for that dividend to be reinvested under the Plan.
If a participant is a beneficial owner whose common shares are registered in the name of CDS Clearing and Depository Services Inc. (“CDS”) or The Depository Trust Company (“DTC”) or a name other than the participant’s own name, he or she may participate in the Plan by (i) having those common shares transferred into his or her name directly and then enrolling such common shares in the Plan or (ii) making appropriate arrangements with the broker, investment dealer, financial institution or other nominee who holds the participant’s common shares to enroll in the Plan on the participant’s behalf.
Will it be possible for participants to receive a proportion of their dividends in cash and have the remainder reinvested?
Yes. Shareholders may elect to reinvest either 50% or 100% of the cash dividends paid on all common shares registered in their names by so indicating on the participation form. Where no preference is indicated, 100% of a participant’s cash dividends will be reinvested.
Regular quarterly statements of account will be mailed to each participant (or, in the case of CDS participants and DTC participants, CDS or DTC, as the case may be, will receive such statement on behalf of beneficial owners participating in the Plan).
How will new common shares be purchased for participants?
The Company will pay to the Agent the cash dividends paid on the common shares registered in the name of a participant, in addition to the cash dividends paid on the common shares held by the Agent for the account of a participant under the Plan. Depending upon the election of the participant, the Agent will apply these funds to purchase common shares from the company which will be held by the Agent for the account of the participant.

What will be the price of new common shares purchased under the Plan?
The price of common shares purchased under the Plan will be the weighted average price at which board lots of common shares have traded on the New York Stock Exchange during the period of five trading days immediately preceding the relevant reinvestment date.
Will certificates be issued for the new common shares?
No. However, a registered shareholder may at any time obtain a certificate for any number of whole common shares held for the account of the participant under the Plan by writing to the Agent. This written notice must be received no later than five business days prior to the record date. Certificates for less than five common shares will not be issued except upon withdrawal from or termination of the Plan. If the request is received by the Agent between five business days prior to the dividend record date and the dividend payment date, the certificate will not be issued until after the dividend payment date and the reinvestment of that dividend under the Plan.
Are there restrictions on dealing with common shares purchased under the Plan?
Yes. Common shares held for a participant’s account may not be pledged, sold or otherwise transferred. Therefore, prior to a transaction of this type, a registered holder must request that a share certificate be issued. Certificates will not be issued for fractional shares. Participants who are beneficial owners must make appropriate arrangements with the broker, investment dealer, financial institution or other nominee who holds the participant’s common shares prior to such transactions.
How does a participant terminate participation in the Plan?
Participation in the Plan may be terminated at any time by giving written notice to the Agent (or, in the case of beneficial owners, by making arrangements to terminate participation through their nominee).
When participation is terminated, or upon suspension or termination of the Plan by the company, certificates for whole common shares held for participants under the Plan will be issued to registered holders and a cash payment will be made for any fractional shares.
When is termination effective?
If notice of termination is received by the Agent between five business days prior to the dividend record date and the dividend payment date, the participant’s account will not be closed until after the dividend payment date and the reinvestment of that dividend under the Plan. Otherwise, termination will be effective with respect to the next quarterly dividend.
What statements will be sent to participants?
After each dividend payment date, a statement of account will be mailed to each participant (or, in the case of CDS participants and DTC participants, CDS or DTC, as the case may be, will receive such statement on behalf of beneficial owners participating in the Plan). The statements are a continuing record of purchases made under the Plan and should be retained for tax purposes. In addition, the Agent will annually provide each participant with appropriate information for tax reporting purposes.

What are the tax consequences of participation in the Plan?
Dividend reinvestment pursuant to the Plan does not relieve participants of any liability for taxes that may be payable on such dividends. A summary explanation of the tax implications of participation in the Plan can be found in section 15 of the Plan, under the heading “Income Tax Considerations Relating to the Plan.” All participants are advised to consult with their own tax advisors to determine the particular tax consequences that may result from their participation in the Plan and the subsequent sale by them of common shares purchased pursuant to the Plan.
Where should further inquiries be directed?
Inquiries should be addressed to the Agent as follows:

By telephone:	CIBC Mellon Trust Company Shareholder Services 416-643-5500 Toll-free throughout North America 1-800-387-0825

By fax:	InvestorFax 416-643-5501

By mail:	CIBC Mellon Trust Company P.O. Box 7010 Adelaide Street Postal Station Toronto, ON M5C 2W9 Attention: Dividend Reinvestment Services

By email:	inquiries@cibcmellon.com
Inquiries can also be addressed to the company’s head office as follows:

By telephone:	Brookfield Properties Corporation 212-417-7000

By fax:	Investor Relations 212-417-7214

By mail:	Brookfield Properties Corporation Three World Financial Center 200 Vesey Street New York, New York 10281

Brookfield Properties Corporation
Dividend Reinvestment Plan
1. The Plan
The Dividend Reinvestment Plan (the “Plan”) of Brookfield Properties Corporation (the “company”) provides a convenient means for eligible holders of common shares of the company (“common shares”) to purchase additional common shares by reinvesting their cash dividends.
The declaration and payment of dividends on the company’s common shares is at the discretion of the company’s board of directors, which supports a stable and consistent dividend policy. The company presently pays quarterly dividends on its common shares and it is the company’s intention to continue to review the payout of dividends quarterly on March 31, June 30, September 30 and December 31 of each year and to adjust the amount to reflect its cash flow.
Under the Plan, common shares will be acquired at 100% of their “Market Price” (as defined below). As these common shares will be treasury shares purchased directly from the company, no brokerage commissions or service charges will be payable. All administrative costs of the Plan will be paid by the company.
Through the reinvestment of cash dividends, the company will acquire additional capital funds which will be used for its general corporate purposes.
2. Eligibility
Any beneficial or registered holder of common shares who is a resident of Canada or the United States and meets the requirements below is eligible to become a participant in the Plan (a “participant”).
3. How the Plan Works
A participant may elect to reinvest either 50% or 100% of the cash dividends paid on all common shares owned by him or her. Depending upon the election, either 50% or 100% of the cash dividends paid on the common shares owned by the participant will be applied automatically on each dividend payment date (an “Investment Date”) to purchase additional common shares under the Plan. All dividends paid on common shares acquired under the Plan and held for the account of the participant will be automatically reinvested in additional common shares on each subsequent Investment Date.
The price that will be paid for common shares under the Plan on any Investment Date (the “Market Price”) will be the weighted average price at which board lots of common shares have traded on the New York Stock Exchange (the “NYSE”) during the period of five trading days immediately preceding the relevant Investment Date on which at least one board lot of common shares has traded, as reported by the NYSE.
On each Investment Date, the company will pay to CIBC Mellon Trust Company, the administrator of the Plan, (the “Agent”) the cash dividends otherwise payable to a participant in respect to the common shares registered in the name of the participant or held by the Agent for the account of the participant. Any amount required under applicable tax laws to be withheld by the company from cash dividends paid to any participant and remitted to a taxing authority will be withheld and remitted as required, with the balance being paid to the Agent for reinvestment on behalf of the participant. Cash dividends paid on the common shares registered in the name of the participant will be used by the Agent to purchase common shares from the company for the account of the participant in accordance with the election of the participant. All cash dividends paid on common shares held by the Agent for the account of the participant will be used to purchase common shares from the company for the account of the participant.
Common shares purchased under the Plan will be registered in the name of the Agent, as agent for the participant, and the participant’s account maintained by the Agent will be credited with the number of common shares, including fractions computed to three decimal places, equal to the cash dividends (or relevant percentage) paid on the participant’s common shares divided by the relevant Market Price.
4. How to Enroll
Registered Shareholders
Eligible registered shareholders may enroll in the Plan at any time by completing a participation form and sending it to the Agent. Copies of the Plan and participation forms can be obtained from the Agent at any time. Shareholders should not send share certificates or dividend cheques to the Agent or the company.
The participation form must be signed by all registered holders of common shares which are registered in more than one name. Also, if a shareholder’s total holding is registered in different names (e.g., full name on some share certificates and initials and surname on other share certificates), a separate participation form must be completed for each different registration name. If dividends from all shareholdings are to be reinvested under one account, registration must be identical.
A completed participation form must be received by the Agent no later than five business days prior to the record date for any cash dividend (which will usually be the first business day of the month in which the dividend is payable) in order for that dividend to be reinvested under the Plan.
Once a registered shareholder has enrolled in the Plan, participation will continue until the participant terminates his or her participation (as set forth below) or until the Plan is suspended or terminated or until the participant changes his or her residence to a country other than Canada or the United States.
Beneficial Owners of Common Shares
If a shareholder is a beneficial owner of common shares, he or she should contact his or her broker, investment dealer, financial institution or other nominee who holds his or her common shares to provide instructions regarding his or her participation in the Plan and to inquire about any applicable deadlines that the nominee may impose or be subject to and to confirm what fees, if any, the nominee may charge to enroll all or any portion of such shareholder’s common shares in the Plan on his or her behalf or whether the nominee’s policies might result in any costs otherwise becoming payable by the shareholder.
If a participant is a beneficial owner whose common shares are registered in the name of CDS Clearing and Depository Services Inc. (“CDS”) or The Depository Trust Company (“DTC”) or a name other than the participant’s own name, he or she may participate in the Plan by (i) having those common shares transferred into his or her name directly and then enrolling such common shares in the Plan or (ii) making appropriate arrangements with the broker, investment dealer, financial institution or other nominee who holds the participant’s common shares to enroll in the Plan on the participant’s behalf, either as a nominee that delivers a completed and executed participation form to the Agent in the manner provided in the Plan, or, if applicable, as a CDS participant or a DTC participant through enrollment by CDS or DTC, respectively.
If a participant is a beneficial owner of common shares and wishes to enroll in the Plan through a CDS participant or a DTC participant in respect to his or her common shares registered through CDS or DTC, appropriate instructions must be received by CDS or DTC, as applicable, from the CDS participant or DTC participant not later than such deadline as may be established by CDS or DTC, in order for the instructions to take effect on the Investment Date to which that dividend record date relates.
Instructions received by CDS or DTC after their internal deadline will not take effect until the following Investment Date. CDS participants and DTC participants holding common shares on behalf of beneficial owners of common shares registered through CDS or DTC must arrange for CDS or DTC, as applicable, to enroll such common shares in the Plan on behalf of such beneficial owners in respect to each dividend payment date.
CDS or DTC, as applicable, will provide instructions to the Agent regarding the extent of its participation in the Plan, on behalf of beneficial owners of common shares, in respect to every Investment Date on which cash dividends otherwise payable to CDS or DTC, as applicable, as shareholder of record, are to be reinvested under the Plan.
Any common shares acquired outside of the Plan which are not registered in exactly the same name or manner as common shares enrolled in the Plan will not be automatically enrolled in the Plan. If a participant purchases additional common shares outside the Plan, he or she is advised to contact the Agent to ensure that all common shares the participant owns are enrolled in the Plan.
5. Certain Limitations
A participant may not transfer the right to participate in the Plan to another person.
Subject to applicable law and regulatory policy, the company reserves the right to determine, from time to time, a minimum number of common shares that a participant must hold in order to be eligible to participate in, or continue to participate in, the Plan. Without limitation, the company further reserves the right to refuse participation in the Plan to, or terminate the participation of, any person who, in the company’s sole opinion, is participating in the Plan primarily with a view to arbitrage trading, whose participation in the Plan is part of a scheme to avoid applicable legal requirements or engage in unlawful behavior or has been artificially accumulating the company’s securities, for the purpose of taking undue advantage of the Plan to the company’s detriment. The company may also deny the right to participate in the Plan to any person or terminate the participation of any participant in the Plan if the company deems it advisable under any laws or regulations.

6. Statements of Account
As soon as reasonably practicable after each Investment Date, a statement of account will be mailed to each participant setting out the amount of the relevant cash dividend reinvested, the applicable Market Price, the number of common shares purchased under the Plan on the Investment Date and the total number of common shares, computed to three decimal places, held for the account of the participant under the Plan (or, in the case of CDS participants and DTC participants, CDS or DTC, as the case may be, will receive such statement on behalf of beneficial owners participating in the Plan).
The statements are a continuing record of the cost of the common shares purchased under the Plan and should be retained for income tax purposes. In addition, the Agent will annually provide each participant with appropriate information for tax reporting purposes.
7. Certificates for Shares
A registered holder may, at any time, obtain share certificates for any number of whole common shares held for the participant’s account under the Plan by writing to the Agent. This written notice must be received no later than five business days prior to the record date. In no event will certificates be issued for fractional shares. Certificates for common shares acquired under the Plan will not be issued to participants unless specifically requested. Certificates for less than five common shares will not be issued except upon withdrawal from or termination of the Plan.
If a request for a share certificate is received by the Agent on or after a dividend record date but before the related dividend payment date, the requested action will not be taken until after the dividend payment date.
Common shares held for the account of a participant under the Plan may not be pledged, sold or transferred. Consequently, a participant or nominee who wishes to effect a transaction of this type must request that certificates for his or her common shares be issued by the Agent.
Accounts under the Plan are maintained in the names in which the common shares of the participants were registered at the time they enrolled in the Plan. Consequently, certificates for shares will be similarly registered when issued.
8. Termination of Participation
A participant may terminate his or her participation in the Plan at any time by giving written notice to the Agent (or in the case of beneficial owners, by making arrangements to terminate participation through their nominee). The notice of termination must be received no later than five business days prior to the record date for a cash dividend in order for the notice to be effective with respect to that dividend. If notice of termination is received on or after a record date, the cash dividends payable on the relevant Investment Date will be invested under the Plan and the termination will be effective only with respect to cash dividends subsequently declared. The notice of termination must be signed by all registered holders of common shares which are registered in more than one name.
Upon termination, a registered holder will receive a share certificate for the number of whole common shares held for his or her account under the Plan and a cash payment for any fractional share. The cash payment will be calculated on the basis of the closing price of the common shares on the NYSE on the business day immediately preceding the date of termination. All subsequent dividends will be paid directly to the shareholder. Participation in the Plan may be renewed by registered holders at any time by signing a new participation form and returning it to the Agent.

9. Voting of Shares Held under the Plan
Whole common shares held for the account of a participant under the Plan on any record date for a vote of shareholders (as with common shares not subject to the Plan) may be voted by the participant, either in person or by proxy. Common shares for which instructions are not received will not be voted. Fractional common shares may not be voted.
10. Stock Dividends and Stock Splits
Stock dividends declared on the common shares and any shares resulting from the subdivision of the common shares will be credited to the account of the participant based on whole and fractional shares held for the account of the participant under the Plan.
11. Rights Offering
If the company makes available to holders of common shares of record any right to subscribe for additional common shares or other securities, rights certificates in respect to the number of whole common shares then held for the account of the participant under the Plan will be forwarded to each participant. Where practicable, rights in respect to fractional shares held for the account of a participant will be sold by the Agent for the participant’s account and the net proceeds forwarded to the participant.
12. Death or Incompetence of a Participant
Participation in the Plan will not be affected by a participant’s death or incompetence and participation will remain effective until it is terminated in accordance with the provisions of the Plan.
13. Amendment, Suspension or Termination of the Plan
The company reserves the right to amend, modify, suspend or terminate the Plan at any time, but such actions shall have no retroactive effect that would prejudice a participant’s interests. Any amendments to the Plan are subject to prior approval by the Toronto Stock Exchange. The Agent will notify participants in writing of any modifications made to the Plan that in the company’s opinion may materially prejudice participants. Generally, no notice will be given to participants regarding any amendments to the Plan intended to cure, correct or rectify any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions.
If the Plan is suspended or terminated by the company, each participant will receive a certificate for the number of whole common shares held for his or her account and a cash payment for any fractional share based upon the closing price of the common shares on the NYSE on the trading day immediately preceding the effective date of termination or suspension of the Plan.

If the Plan is suspended or terminated by the company, no investment will be made under the Plan on any subsequent Investment Date. Dividends that are paid after the effective date of any suspension or termination of the Plan will be remitted by the company or the Agent, as the case may be, directly to each participant.
14. Notices
All notices required to be given to a participant will be mailed to the participant at his or her latest address shown on the records of the Agent. All notices to the Agent and the company should be mailed to the address shown on page 4 of this brochure.
15. Income Tax Considerations Relating to the Plan
THE FOLLOWING SUMMARY OF TAX CONSEQUENCES IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE LEGAL OR TAX ADVICE TO ANY PARTICULAR PARTICIPANT. IT IS THE RESPONSIBILITY OF PARTICIPANTS IN THE PLAN TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF PARTICIPATION IN THE PLAN IN THEIR RESPECTIVE COUNTRIES OF RESIDENCE.
Canadian Federal Income Tax Considerations
The following is a summary of the principal Canadian federal income tax considerations generally applicable to participants under the Plan. This summary is based on the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder, all specific proposals to amend the ITA or the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof, and an understanding of the current published administrative practices of the Canada Revenue Agency. This summary does not take into account Canadian provincial or territorial income tax laws or those of any country other than Canada.
Participants Resident in Canada
This portion of the summary is applicable only to participants who, for purposes of the ITA, and at all relevant times, are resident in Canada, hold their common shares as capital property, deal at arm’s length with the company and are not subject to “mark-to-market” rules relating to securities held by certain “financial institutions” as defined for purposes of those rules.
Participants will be subject to tax under the ITA on all dividends which are reinvested in common shares in the same manner as they would have been if they had received the dividends in cash.
The cost to a participant of common shares acquired under the Plan will be the amount paid for the common shares by the Agent. For the purpose of computing the adjusted cost base of such common shares to the participant, the cost of the common shares will be averaged with the adjusted cost base of all common shares held by the participant as capital property. A participant may realize a capital gain or loss on the disposition of common shares acquired through the Plan.
Participants Resident in the United States
This portion of the summary is applicable only to participants who, for purposes of the ITA, and at all relevant times, are not resident or deemed to be resident in Canada, do not use or hold and are not deemed to use or hold their common shares in carrying on business in Canada and do not carry on an insurance business in Canada and elsewhere.

Dividends paid or credited to a participant resident in the United States on the common shares, including dividends reinvested under the Plan, will be subject to Canadian withholding tax at the rate of 25%, subject to the application of the Canada-U.S. Income Tax Convention (1980), as amended (the “Treaty”). If the participant is entitled to benefits under the Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15%. Under the Treaty, dividends paid to certain religious, scientific, charitable and similar tax-exempt organizations and certain pension organizations that are resident in, and exempt from tax in, the United States are exempt from Canadian withholding tax. The amount of dividends to be reinvested under the Plan will be reduced by the amount of tax withheld.
Gains on the disposition of common shares by a participant resident in the United States are generally not subject to Canadian income tax unless such shares are or are deemed to be “taxable Canadian property” within the meaning of the ITA and the participant is not entitled to relief under the Treaty. Provided the common shares are listed on a designated stock exchange (which includes the Toronto Stock Exchange and the NYSE), such shares will generally not be taxable Canadian property to a participant resident in the United States unless, at any time during the five-year period immediately preceding a disposition, the participant, persons with whom the participant did not deal at arm’s length or the participant and persons with whom the participant did not deal at arm’s length owned or had an interest in or option to acquire 25% or more of the issued shares of any class or series of shares of company.
United States Federal Income Tax Considerations
Notice Pursuant to U.S. Internal Revenue Service Circular 230: You are hereby advised that: (i) any discussion of U.S. federal tax issues set forth herein, including attachments, is not intended or written to be used and cannot be used by any taxpayer for the purpose of avoiding penalties that may be imposed on the taxpayer under the Internal Revenue Code of 1986, as amended; (ii) such discussion is written to support the promotion or marketing of the transactions or matters addressed herein; and (iii) each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.
* * * * *
The following is a summary of certain U.S. federal income tax considerations generally applicable to U.S. participants (as defined below) who reinvest cash dividends in additional common shares under the Plan. The summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed regulations promulgated thereunder, and judicial decisions and administrative interpretations, all of which are subject to change, possibly with retroactive effect. As used in this summary, “U.S. participant” means a beneficial owner of common shares held as capital assets and purchased pursuant to the Plan, if such beneficial owner is, for U.S. federal income tax purposes:
•     a citizen or resident of the United States;
•     a corporation created or organized in or under the laws of the United States or any political subdivision thereof;
•     an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•     a trust if (i) a U.S. court can exercise primary jurisdiction over such trust’s administration and one or more U.S. persons have the authority to control all substantial decisions of such trust or (ii) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

This summary does not address all aspects of the U.S. federal income tax laws that may be relevant to U.S. participants subject to special treatment under such laws (including but not limited to banks, dealers in securities or currencies, tax-exempt organizations, insurance companies, regulated investment companies, financial institutions, persons that beneficially own 5% or more of the common shares, persons whose functional currency is not the U.S. dollar, and persons that beneficially own common shares as part of a straddle, hedging, or conversion transaction).
If an entity treated as a partnership for U.S. federal income tax purposes participates in the Plan, the tax treatment of such partnership and each partner thereof generally will depend upon the status and activities of the partnership and the partner. Any such partnership or partner thereof should consult its own tax advisor regarding the U.S. federal income tax considerations relating to participation in the Plan.
A U.S. participant will be treated for U.S. federal income tax purposes as having received a distribution in an amount equal to the fair market value of the common shares acquired pursuant to the Plan plus the amount of any Canadian income tax withheld therefrom. The fair market value of the common shares so acquired will be equal to the average of the high and low sale prices of the common shares on the Investment Date as reported on the principal securities exchange on which the shares are traded, which amount may be higher or lower than the Market Price used to determine the number of common shares acquired under the Plan. The distribution will be includible in a U.S. participant’s income as a taxable dividend to the extent of the company’s current and accumulated earnings and profits as determined for U.S. federal income tax purposes. The amount of any such dividend will not be eligible for the dividends received deduction generally available to U.S. corporate shareholders on dividends received from a U.S. corporation. Subject to certain limitations under the Code, U.S. participants may be entitled to a U.S. federal income tax credit or deduction for Canadian income taxes withheld from such dividends.
A U.S. participant’s tax basis per share for common shares purchased pursuant to the Plan will equal the fair market value per common share on the Investment Date. A U.S. participant’s holding period for common shares purchased with dividends will begin on the day following the Investment Date.
U.S. participants generally will recognize a taxable gain or loss when they sell or exchange common shares and when they receive cash payments for fractional shares credited to their accounts upon withdrawal from or termination of the Plan or otherwise. The amount of such gain or loss will be the difference between the amount a U.S. participant receives for such common shares or fraction thereof and the adjusted tax basis therefor. The gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the holding period for such common shares or fraction thereof exceeds one year. For taxable years beginning on or before December 31, 2010, long-term capital gain of a non-corporate U.S. holder generally is taxed at a maximum rate of 15%. The deductibility of capital losses is subject to limitations. Gain or loss recognized by a U.S. participant generally will be treated as gain or loss from sources within the U.S. for foreign tax credit limitation purposes.

The tax considerations set forth above may differ materially if the company is regarded as a “passive foreign investment company” (“PFIC”). The company believes that it was not a PFIC in 2008, and it does not expect to become one in 2009. However, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors (some of which are beyond the company’s control), including the value of its assets and the amount and type of its income, there can be no assurance that the company will not be treated as a PFIC in any taxable year or that the Internal Revenue Service will agree with the company’s conclusion regarding its PFIC status. If the company is a PFIC in any taxable year, U.S. participants could suffer adverse consequences under the PFIC rules, including the possible treatment of gain from the sale, exchange or other disposition of common shares as ordinary income and the imposition of an interest charge on a portion of the resulting tax liability.
16. Administration
The Agent will act as administrator of the Plan for the company and will maintain an account for each participant. The Agent will keep all records necessary for the administration of the Plan.
The company reserves the right to interpret and regulate the Plan as it deems necessary or desirable.
Unless the context requires otherwise, words importing only the singular number shall include the plural and vice versa, words importing the masculine gender shall include feminine and neuter genders and vice versa, and works importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations.
17. Liability of the Company and the Agent
The company and the Agent, in administering the Plan, are not liable for any act or omission to act, including, without limitation, any claims of liability: (a) with respect to receipt or non-receipt of any payment, form or other writing purported to have been sent to the company or the Agent; (b) actions taken as a result of inaccurate and incomplete information or instructions; (c) in respect to any decision to amend, suspend, terminate or replace the Plan in accordance with the terms hereof; (d) in respect to the involuntary termination of a participant’s participation in the Plan in the circumstances described herein; (e) with respect to the prices at which common shares are purchased for a participant’s account and the times such purchases are made; or (f) in respect to income taxes or other liabilities payable by any participant or beneficial owner in connection with their participation in the Plan.
Participants should recognize that neither the company nor the Agent can assure profit or protect against a loss on common shares acquired under the Plan.
Both the company and the Agent shall have the right to reject any request regarding enrollment in, withdrawal from or termination of the Plan if such request is not received in proper form. Any such request will be deemed to be invalid until any irregularities have been resolved to the company’s satisfaction and/or the Agent’s satisfaction. Neither the company nor the Agent is under any obligation to notify any shareholder of an invalid request.

18. Governing Law
The Plan shall be governed and construed in accordance with the laws in force of the province of Ontario, Canada.
19. Effective Date
The effective date of the Plan is May 12, 2009.